================================================================================

                            HIGH TIDE VENTURES, INC.
                            ------------------------
                           747 17th Street, Suite 301
                              West Vancouver, B.C.
                                 Canada V7V 3T4


February 11, 2005

U.S. Securities & Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention:  Tim Buchmiller, Division of Corporate Finance

Dear Sirs:

Re: High Tide Ventures, Inc. - Registration Statement on Form SB-2 File No. 333-113845 - Amendment No. 1
         -------------------------------------

We write in response to your letter dated January 24, 2005 regarding the above-noted registration statement on Form SB-2. We have today filed an amended Registration Statement via the EDGAR system. We enclose a copy of this amended Form SB-2, as well as a copy that has been blacklined to show changes from the previous filing.

We respond sequentially to your comments as follows:

Outside Front Cover of Prospectus - Page 3
------------------------------------------

         1. Please note that the number of shares being offered indicated on the outside front cover of your prospectus does not match the amount of shares being registered by your registration statement, as indicated on your registration fee table and your table of selling shareholders. Please revise the front cover of your prospectus to reflect the correct number of shares being offered.

         We have revised the number of shares being offered on the outside front cover of our prospectus.

Summary - Pages 5 to 6
----------------------

2. We note you use of industry terms such as "economic reserves," "economic mineralization," and "economic mineral deposit." Please revise your disclosure so that the meaning of these terms can be understood by investors who are not familiar with your industry.

         We have added disclosure to clarify the noted terms for the lay person.

3. We note that your prospectus summary only indicates that your objective is to conduct mineral exploration activities for gold, whereas other sections of your prospectus refer to one or more of copper, zinc, silver and/or gold. Please revise your prospectus so that your disclosure in this regard is consistent throughout your prospectus and update your prospectus summary accordingly.

         We have revised our disclosure to indicate that our objective is to discover gold, silver, copper and/or zinc mineralization on the Sparta property.

4. Please indicate in your summary that your auditors have concluded that there is substantial doubt that your company will be able to continue as a going concern and that in all likelihood you will need to raise additional funds within the next twelve months.

         We have inserted the noted disclosure in the "Summary" section.

Description of Business - pages 19 to 24
----------------------------------------

In General - Page 19
--------------------
5. We note your disclosure that you will be "engaged in the acquisition ... of mineral properties." If your business plan includes acquiring properties or mineral c1aims in addition to the Sparta Property, please clarify that this is your strategy and include any material risks to your business and operations related to that strategy in your "Risk Factors" section.

         We do not have any current plans to acquire interests in additional mineral properties, though we may consider such acquisitions in the future.

Plan of Operations - Pages 24 to 25
-----------------------------------

6. We note that your total expenditures over the next 12 months are expected to be approximately $35,000 and that as of December 22, 2004 you had $14,982 in cash. As such, please indicate how long you will be able to satisfy your cash requirements and specify that you will have to raise additional funds within the next twelve months in order to affect your plan of operations. Refer to Item 303(a)(1)(i) of Regulation S-B.

         We have revised of "Plan of Operations" section in order to indicate that our current cash on hand will fund operations for approximately seven months and that we will have to raise additional funds within the next 12 months in order to affect our plan of operations.

7. Please revise to provide more details of the specific plan of operations, the expected timing to commence exploration on the Sparta property, and the expected funding needs and sources. In addition, revise your discussion to address what will happen if you are unable to obtain the necessary additional funding.

         We have provided details regarding the specific plan of operations, including the expected timing and funding issues.

Description of Property - Page 25
---------------------------------

8. Please revise to disclose the material terms of any agreement or arrangement under which the company occupies the premises from which it conducts its business operations. For example, we note that the company has indicated that its principal executive offices are located on 17th Street in West Vancouver, B.C.

         We have disclosed that our president, Brent Peters, provides office space at 747 17th Street, Suite 301, West Vancouver, British Columbia to us free of charge.


Executive Compensation - Pages 26 to 27
---------------------------------------

9.       Please   update  your  summary   compensation   table  to  include  the
         information specified in Item 402(b)(2) of Regulation S-B for your fiscal year ended December 31, 2004. Please also make corresponding changes to the introductory paragraph to your table.

         We have updated the summary compensation table to include information for the fiscal year ended December 31, 2004.

Financial Statements
--------------------

General
-------

10.      Please update the financial statements, if necessary, as required by
         Item 310 of Regulation S-B.

         The  financial   statements  included  with  our  revised  registration
         statement comply with Item 310 of Regulation S-B.

11. Include an updated accountant's consent with all amendments to the filing.

         We have included an updated accountant's consent with our amendment.

Note 1. Nature and Continuance of Operations
--------------------------------------------

12. We note your discussion regarding the Company's ability to continue as a going concern. Please revise to include a detailed discussion of the Company's viable plan of operations, including your anticipated exploration funding program and expected costs, financing needs and sources of financing in accordance with FRC 607.02. The specific plans to address the threat of the going concern issues and the plans to resolve the doubts about the entities continued existence should also be discussed.

         We have revised our note disclosure to include a detailed discussion of our viable plan of operations in accordance with FRC 607.02, as well as specific plans to address and resolve the threat of the going concern issues.

Note 2. Summary of Significant Accounting Policies, (g) Environmental Costs
---------------------------------------------------------------------------

13. We note that environmental expenditures are "charged to operations or capitalized as appropriate". Please revise to disclose your basis for determining the appropriateness of expensing versus capitalizing environmental expenditures.

         Our basis for determining the appropriateness of expensing versus capitalizing expenditures is addressed in Note 2(c). Currently, mineral property acquisition and exploration costs are charged to operations as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property, are capitalized.

Note 3. Loans Payable
---------------------

14. Please revise to accrue all costs of doing business for all periods, including interest on the non-interest bearing loan and any other services, equipment or property provided without charge as required by SAB Topic 1.B.1.

         We have revised our note disclosure to accrue all costs of doing business for all periods as required by SAB Topic 1.B.1.

 Note 4. Common Stock
 --------------------

 15. Disclose details of each of the stock issuances in the financial statements, including whether these were issued to related parties and how the prices were determined. Please disclose details of the accounting treatment or any of these were issued for services.

         We have disclosed the requested details of each stock issuance.

 Exhibit 5.1 - Legality Opinion
 ------------------------------

 16.     We note the first  paragraph  of the  opinion  refers to 30  individual shareholders  but  that  your  disclosure  on  page  17  refers  to  32 stockholders and that your disclosure on page 25 refers to 29 shareholders. Please revise the prospectus disclosure, and the opinion, so that these numbers are consistent.

         The correct number of total company shareholders is 32. The legal opinion only refers to 30 shareholders because the shares held by our two directors are not being registered pursuant to the registration statement.

         We have revised our disclosure on page 25 to reflect 32 shareholders.

 17. Given the limitation in the last paragraph, that the opinion is "as of the date hereof," please file a signed legal opinion which does not contain this limitation or which is dated as of the date you intend to go effective.

         We will file a revised legal opinion that addresses your comment with our next amendment.

 Engineering Comments
 --------------------
 General
 -------

 18.     For your property, provide the disclosures required by Industry Guide 7
         (b). In particular, provide:

         - The location and means of access to the property.

         We have disclosed the following:

         "The Sparta Property is located near Cross Lake, in the South Mining District of the Northwest Territories, Canada, approximately 80 miles northeast of the city of Yellowknife. The claim is located at latitude 63(0)05' north and longitude 113(0)30' west and is recorded under record number #F81800.

         The property may be accessed by float-equipped charter aircraft or helicopter from Yellowknife. Yellowknife provides ready access to facilities and a skilled population base that can provide all the necessary services need for exploration."

         - Any conditions that you must meet in order to obtain or retain title to the property.

         We have disclosed:

         "The Sparta property consists of one mineral claim that is registered in the name of Max Braden and is in good standing until May 28, 2005. To maintain the claim in good standing in accordance with the Mineral Tenure Act of the Northwest Territories, we must incur at least $200 per year in exploration work on the mineral claim to extend the expiry date for one year."

         - A description of the rock formation and mineralization of existing or potential economic significance on the property.

         We have included a section entitled "Mineralization" which discusses rock formation and mineralization of existing or potential economic significance on the property.

         - A description of the present condition of the property.

         The Sparta property is free of mineral workings as only initial sampling and limited drilling has been conducted on the claims.

         - A description of any work completed on the property.

         We have disclosed the following regarding work completed on the property:


         During the 1940's, several mineral exploration companies completed a total of 76 drill holes on the Sparta claim totalling 9,994 feet. The results of this exploration are not known.

         In 1983, a calculation filed with the government estimated that mineralization on the Sparta claim contained 3000 tons of rock grading
         0.36 ounces per ton gold to a depth of 62.5 feet.

         Treminco Explorations Canada Ltd. acquired an interest in the Sparta property and completed geological mapping in 1986. Geological mapping involves plotting previous exploration data relating to a property property on a map in order to determine the best property locations to conduct subsequent exploration work. Treminco did not conduct further exploration on the property.

         - A description of equipment and other infrastructure facilities.

         There is no equipment or other infrastructure facilities located on the property.

         - The current state of exploration of the property.

         There is no exploration currently being conducted on the Sparta claims. We expect to commence an initial phase of exploration on the property in May 2005.

         - The total cost of your property incurred to date and planned future costs.

         We have not completed any exploration on the Sparta claim to date. Details of planned exploration are described in the section entitled "Proposed Budget".

         - The source of power that can be utilized at the property.

         There is no power source located on the Sparta claim. We will need to use portable generators if we require a power source for exploration.

         - If applicable, provide a clear statement that the property is without known reserves and the proposed program is exploratory in nature.

         We have inserted a clear statement that the property is without known reserves and that proposed exploration is exploratory in nature.

 19. Insert a small-scale map clearly showing the location and access to your property with an index map showing where the property is situated in relationship to a political boundary (i.e. the state or province, etc., in which it was located). Note that SEC's EDGAR program now accepts digital maps, so please include these in any future amendments that are uploaded to EDGAR. Otherwise, provide the map to the staff for our review.

         We filed a small-scale map as an exhibit to our registration statement filed on December 22, 2004.

Risk Factors - Page 6
---------------------

  20. Add a risk factor that addresses the fact that your property has not been examined in the field by a professional geologist or mining engineer, detail the risks to investors.

         We have added the following risk factor:

         "BECAUSE THE SPARTA PROPERTY HAS NOT BEEN EXAMINED IN THE FIELD BY A PROFESSIONAL GEOLOGIST OR MINING ENGINEER, OUR EVALUATION THAT THE CLAIM MAY CONTAIN SIGNIFICANT MINERALIZATION MAY NOT BE ACCURATE.

         All of the information that we have regarding the potential of the Sparta claim to contain significant mineralization is based upon our consulting geologist's review of data regarding past exploration conducted on the property that is maintained by the government of the Northwest Territories. To date, we have not retained a geologist or mining engineer to examine the Sparta property in person. As a result, our assessment of the potential for the claim to contain mineralization may be inaccurate. If we cannot confirm the presence of mineralization discovered through past exploration, our business plan will fail."

Description of Business - Page 19
---------------------------------

 21. Discuss the phased nature of the exploration process, and the place in the process your current exploration activities occupy. Disclose that you will make a decision whether to proceed with each successive phase of the exploration program upon completion of the previous phase and upon analysis of the results of that program.

         We have added the following disclosure:

         "Mineral property exploration is typically conducted in phases. Each subsequent phase of exploration work is recommended by a geologist based on the results from the most recent phase of exploration. We have not yet commenced the initial phase of exploration on the Sparta claim. Once we have completed each phase of exploration, we will make a decision as to whether or not we proceed with each successive phase based upon the analysis of the results of that program. Our directors will make this decision based upon the recommendations of the independent geologist who oversees the program and records the results."

 22. Make it clear to investors that even if you complete your current exploration program and it is successful in identifying a mineral deposit, you will have to spend substantial funds on further drilling and engineering studies before you will know if your have a commercia1ly viable mineral deposit, a reserve.

         We have disclosed the following:

         "Even if we complete our proposed exploration programs on the Sparta property and they are successful in identifying a mineral deposit, we will have to spend substantial funds on further drilling and engineering studies before we will know if we have a commercially viable mineral deposit."

 Title to the Sparta Property - Page 20
 --------------------------------------
 23.     Disclose:

         . The nature of your ownership of interest in the property.

         We have disclosed that Max Braden, the registered owner of the property, holds the claims in trust for us. We have also discussed the implications of this trust relationship.

         . Any other underlying agreements or interests in the property.

         We have disclosed that there are no underlying agreements on interests in the property.

         . Provide names, claim, or grant number, date of recording and expiration date, so your claims can be distinguished from other claims in the area.

         We have disclosed the following:

         Claim Name    Claim Number         Date of Recording     Date of Expiry

         Sparta        F81800               May 28, 2003          May 28, 2005

         . Disclose the conditions you must meet to keep these claims.

         We have disclosed the following:

         To maintain the claim in good standing in accordance with the Mineral Tenure Act of the Northwest Territories, we must incur at least $200 per year in exploration work on the mineral claim to extend the expiry date for one year.

         . Disclose the area of your claims, either in hectares or acres.

         We have disclosed that the area of the claims is 1,112 acres.

         Revise to fully discuss the material terms of your land or mineral right securing agreements. Refer to paragraph (b)(2) of Industry Guide 7.

         We acquired the Sparta claim pursuant to a mineral property purchase agreement dated May 28, 2004. Pursuant to the agreement, we acquired a 100% interest in the claim for a cash payment of $6,500.

  Exploration History - Page 21
  -----------------------------

 24. The first paragraph refers to the nearby Discovery mine. Describe only geology, history or exploration results that are directly related to the properties that you have the right to explore or mine. Remove all references to mines, adjacent or analogous properties, deposits, occurrences, or exploration activities by other companies outside of your properties.

         We have removed the reference to the Discovery mine.

25. The third paragraph references a report filed with the Canadian Government. This report estimates a tonnage and grade associated with this claim, without defining the data quality as a resource or reserve estimate. We note that "mineral resources" must have "reasonable prospects for economic extraction." For both operating mines and undeveloped properties, we believe this means that any reportable "resource" estimates must be delimited using an economically-based "cutoff' to segregate "resources" from just "mineralization." Based on the information supplied to date, this resource statement only provides an estimate of geologically available mineralization, and does not appear to be related to current economic conditions at the property. An economic cutoff should enable a mine to distinguish materials that can at least cover the mine's operating costs from those that will not. Your "resource" cutoffs do not appear to do this, and therefore do not meet the economic aspects of the definition for "resources." Remove all resource estimates, which are not based on an economically derived cutoff. If you choose to provide us with revised estimates from sources based on an economic cutoff, supplementally provide backup calculations and information sufficient to support your conclusion.

         We have removed the reference to a resource on the Sparta property.

 Geologic Assessment Report - Page 21
 ------------------------------------

 26.    Expand your disclosure about your exploration plans for your properties.

         .  Disclose  a  brief  geological   justification   for  each  of  your
         exploration projects written in non-technical language.

         We have explained that the justification for the Phase I geological review of the main mineralized areas of the property is to determine which areas of the property have the greatest potential to host significant mineralization and to choose targets for the next phase of exploration. This is done by compiling previous exploration data regarding the property areas.

         We have also explained that the Phase II geological mapping and geophysical surveying will allow us to determine whether prospective areas of the property contain mineralization on the surface and also have the potential to contain additional mineralization below the surface, based on the results of the geophysical surveys. We have also provided a plain language description of what the mapping and surveying programs entail.

         . Give a breakdown your exploration timetable and budget, including estimated amounts that will be required for each exploration activity, such as geophysics geochemistry, surface sampling, drilling, etc. for each prospect.

         We have disclosed that we intend to complete the Phase I exploration program in May 2005 and the Phase II program in July 2005. Each phase will take approximately one month to complete. We have also provided the following budgets for both phases:

         Phase One:  Data Acquisition

         Geological and Air Photo Review:                 $5,000.00
                                                          ---------


         Total Phase I Costs:                             $5,000.00

         Phase Two:  Geological Survey and
                     Geophysical Survey

         Mapping:                                         $ 3,200.00
         Assaying:                                        $ 1,000.00
              Geophysicaltest surveys:                    $ 4,000.00
         Helicopter support:                              $ 1,800.00
                                                          ----------

         Total Phase II Costs:                            $10,000.00

         Total Program Costs:                             $15,000.00
                                                          ==========

         . If there is a phased program planned, briefly outline all phases.

         We have outlined all phases in the section entitled "Geological Assessment Report: Sparta Property".

         . Alternatively, disclose that you have no current detailed plans to conduct exploration on your property.

         Not applicable.

         . Disclose how the exploration program will be funded.

         We have disclosed that the phase one and part of the phase two exploration programs will be funded from cash on hand. We have also disclosed that we will need to raise additional funds in order to complete the phase two program and that we expect that these funds will be raised from the sale of our stock or from director loans, though no such arrangements have been made.

         . Identify who will be conducting any proposed exploration work, and discuss what their qualifications are.

         We have disclosed that we have not yet retained a geologist to oversee either phase of exploration.


                  Yours truly,

                  /s/  Brent Peters
                  ------------------------
                  Brent Peters, President
                  High Tide Ventures, Inc.